Exhibit 12 UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES

Three Months Ended March 31, 2003 (Dollars in thousands)
EARNINGS
Net Income (Loss) before income taxes	$(12,504)
Add (Deduct):
Earnings on Equity Method	(12,378)
Distributions from Minority Subsidiaries	13,615
Minority interest in income of majority-owned subsidiaries that do not
have fixed charges	(3,465)

$(14,732)
Add fixed charges:
Consolidated interest expense	$15,018
Deferred debt expense	436
Interest Portion (1/3) of Consolidated Rent Expense	5,847

$6,569

FIXED CHARGES
Consolidated interest expense	$15,018
Deferred debt expense	436
Interest Portion (1/3) of Consolidated Rent Expense	5,847

$21,301

RATIO OF EARNINGS TO FIXED CHARGES	N/A

The dollar deficiency resulting in less than one-to-one coverage is $14,732.